Exhibit 99.2

2023 Financial Results

Unless noted otherwise, all figures are for the year ended December 31, 2023, and all comparisons are with the corresponding year of 2022. In addition, refer to the Company’s Form 6-K filed on February 1, 2024, which discloses a change in the Company’s independent registered public accounting firm (to Marcum Asia CPAs LLP) effective as of January 31, 2024.

The following table summarizes financial results (2023, unreviewed and unaudited):

	Year ended December 31
	2023	2022
Revenue	$64,694,991	$22,408,808
Cost of Revenue	(19,976,149)	(14,071,902)
Gross Profit	44,718,842	8,336,906
Gross Margin	69.1%	37.2%
Total operating expenses	(20,295,481)	(94,844,401)
Operating income (loss)	24,423,361	(86,507,495)
Net Profit (Loss)	$19,940,614	$(87,537,224)

The following table shows our adjusted EBITDA, together reconciled to the net profit (loss) for the year ended December 31, 2023, and 2022.

Gorilla Technology Group Inc. and Subsidiaries

Reconciliation of Non-IFRS Financial Measures - Adjusted EBITDA Calculation

(Expressed in United States dollars)

Items	(Unreviewed and Unaudited) Year ended December 31, 2023	Year ended December 31, 2022

Net Profit (Loss)	$19,940,614	$(87,537,224)
Depreciation Expense	522,963	5,938,167
Amortization Expense	1,001,031	1,687,618
Income Tax Expense	4,435,092	430,368
Interest and Finance Costs, net	47,655	599,361
Transaction Costs (onetime) [1]	3,097,764	2,813,803
Share Listing Expense[2]	0	70,104,989
Adjusted EBITDA	$29,045,119	$(5,962,918)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time ERP implementation project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

(2)	Share listing expense represents non-cash IFRS2 charges recorded in connection with the consummation of the SPAC merger.

Non-IFRS Measures

Certain of the measures included in this press release are non-IFRS financial measures, including adjusted EBITDA. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Gorilla are not reported by all their competitors and may not be comparable to similarly titled amounts used by other companies.

We believe that the non-IFRS measures such as adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present adjusted EBITDA to provide more information and greater transparency to investors about our operating results.

Adjusted EBITDA represents EBITDA excluding transaction costs and share listing expenses which are one-off expenses for professional services related to our Business Combination, asset acquisition and ERP implementation project, which are considered as non-recurring corporate development events and added back for calculation of adjusted EBITDA.

The final table which shows our adjusted EBITDA, together reconciled to the net profit (loss) for the years ended December 31, 2023, and 2022 in this results announcement has more details on the non-IFRS financial measures and the related reconciliations between these financial measures.

Gorilla Technology Group

Consolidated Balance Sheet

December 31, 2023 and 2022

(Expressed in USD)

Items	(Unaudited and Unreviewed) December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$5,306,857	$22,996,377
Financial assets at fair value through profit or loss – current	995,101	1,073,229
Financial assets at amortized cost - current	27,827,915	6,871,187
Contract assets	34,213,379	725,441
Accounts receivable	9,087,304	14,041,611
Inventories	23,116	68,629
Prepayments – current	7,445,195	1,266,442
Other receivables	107,228	648,617
Other current assets	170,461	61,803
Total current assets	85,176,556	47,753,336
Non-current assets

Financial assets at amortized cost - non-current	13,643,000	-
Property, plant and equipment	15,878,965	16,132,567
Right-of-use assets	53,036	16,675
Intangible assets	8,594,512	56,342
Deferred income tax assets	77,059	29,905
Prepayments - non-current	451,580	612,982
Other non-current assets	1,034,000	659,071
Total non-current assets	39,732,152	17,507,542
Total assets	$124,908,708	$65,260,878

Items	December 31, 2023	December 31, 2022
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$16,449,110	$13,492,935
Contract liabilities	107,603	58,475
Notes payable	603	602
Accounts payable	11,045,758	6,674,528
Other payables	6,080,563	3,620,998
Provisions - current	68,510	88,469
Lease liabilities - current	30,327	16,981
Current income tax liabilities	4,664,091	-
Warrant liabilities	6,221,482	2,042,410
Convertible Preference Shares Liabilities	7,767,238	-
Long-term borrowings, current portion	1,817,873	2,108,896
Other current liabilities, others	89,614	152,373
Total current liabilities	54,342,772	28,256,667
Non-current liabilities
Long-term borrowings	6,822,438	8,251,788
Provisions - non-current	63,947	61,057
Deferred income tax liabilities	59,807	148,183
Lease liabilities - non-current	23,011	-
Total non-current liabilities	6,969,203	8,461,028
Total liabilities	61,311,975	36,717,695
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	7,846	7,136
Capital surplus
Capital surplus	169,168,318	154,730,389
Retained earnings
Accumulated deficit	(76,954,309)	(96,984,380)
Other equity interest
Financial statements translation differences of foreign operations	955,018	370,178
Treasury shares	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent	63,596,733	28,543,183
Total equity	63,596,733	28,543,183
Significant contingent liabilities and unrecognized contract commitments
Total liabilities and equity	$124,908,708	$65,260,878

Gorilla Technology Group
 Consolidated Income Statement

For the Year Ended December 31, 2023 and 2022

(Expressed in USD)

	Year ended December 31
Items	(Unaudited and Unreviewed) 2023	2022
Revenue	$64,694,991	$22,408,808
Cost of revenue	(19,976,149)	(14,071,902)
Gross profit	44,718,842	8,336,906
Operating expenses
Selling and marketing expenses	(1,562,837)	(3,644,316)
General and administrative expenses	(16,558,226)	(9,191,505)
Share listing expenses	0	(70,104,989)
Research and development expenses	(3,976,796)	(14,110,408)
Expected credit losses	(4,513,996)	0
Other income	283,555	983,932
Other gains – net	6,032,819	1,222,885
Total operating expenses	(20,295,481)	(94,844,401)
Operating income (loss)	24,423,361	(86,507,495)
Non-operating income and expenses
Interest income	770,410	235,912
Finance costs	(818,065)	(835,273)
Total non-operating income and expenses	(47,655)	(599,361)
Profit (Loss) before income tax	24,375,706	(87,106,856)
Income tax (expense)	(4,435,092)	(430,368)
Profit (Loss) for the year	$19,940,614	$(87,537,224)

Other comprehensive (loss) income
Components of other comprehensive loss that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	(89,457)	7,409
Components of other comprehensive income (loss) that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	$(584,840)	$(1,672,040)
Other comprehensive loss for the year, net of tax	$(674,297)	$(1,664,631)
Total comprehensive income (loss) for the year	$19,266,317	$(89,201,855)

Gorilla Technology Group Inc. and Subsidiaries

Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation

(Expressed in United States dollars)

Items	(Unaudited and Unreviewed) Year ended December 31, 2023	(Unaudited and Unreviewed) Year ended December 31, 2022

Profit (loss) for the year	$19,940,614	$(87,537,224)
Depreciation Expense	522,963	5,938,167
Amortization Expense	1,001,031	1,687,618
Income Tax Expense	4,435,092	430,368
Interest and Finance Costs, net	47,655	599,361
Transaction Costs (onetime) [1]	3,097,764	2,813,803
Share Listing Expense[2]	0	70,104,989
Adjusted EBITDA	$29,045,119	$(5,962,918)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time ERP implementation project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

(2)	Share listing expense represents non-cash IFRS2 charges recorded in connection with the consummation of the SPAC merger.

Outstanding share capital

As of March 31, 2024, there are 83,565,025 ordinary shares outstanding, 9,971 Series A Convertible Preference Shares outstanding and 10,000 Series B Convertible Preference Shares outstanding, including 2,814,895 ordinary shares held in treasury. 12,783,333 ordinary shares are issuable under the Series A Convertible Preference Shares assuming a conversion price of $0.78 per ordinary share and 9,090,909 ordinary shares are issuable under the Series B Convertible Preference Shares at a conversion price of $1.10 per ordinary share.

Currency

As of March 31, 2024, the Company has not converted any Egyptian pounds received under its Firm-Fixed Price Contract for Supply & Installation of Equipment contract with the Government of the Arab Republic of Egypt into U.S. dollars.